SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                   ___________

                            W.P. Stewart & Co., Ltd.
                            ------------------------
                       (Name of Subject Company (Issuer))

          Arrow Masters LP, Arrow Partners LP and Arrow Offshore, Ltd.
          ------------------------------------------------------------
                      (Names of Filing Persons) (Offerors)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    G84922106
                                    ---------
                      (CUSIP Number of Class of Securities)

                                   ___________

Mal Serure                                  David J. Heymann
c/o Arrow Advisors LLC                      Post Heymann & Koffler LLP
499 Park Avenue                             Two Jericho Plaza, Wing A, Suite 211
New York, New York 10022                    Jericho, New York 11753
Tel:  212-243-7338                          Tel:  516-681-3636
Fax:  212-243-2195                          Fax:  516-433-2777

                    (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                            Calculation of Filing Fee

Transaction valuation*                      Amount of Filing Fee

Not applicable                              Not applicable

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid: Not applicable
                  Form or Registration No.: Not applicable
                  Filing Party: Not applicable
                  Date Filed: Not applicable

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

            |X|   third-party tender offer subject to Rule 14d-1.

            |_|   issuer tender offer subject to Rule 13e-4.

            |_|   going-private transaction subject to Rule 13e-3.

            |_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

      On May 21, 2008, W.P. Stewart & Co., Ltd. (the "Company") issued a press release containing information about a proposed tender offer to be made by Arrow Masters LP, Arrow Partners LP and Arrow Offshore, Ltd.; a copy of the press release is filed as an Exhibit to the Company's Form 6-K filed with the Securities and Exchange Commission on May 21, 2008 and is incorporated herein by reference.

IMPORTANT INFORMATION:

ARROW MASTERS LP, ARROW PARTNERS LP AND ARROW OFFSHORE, LTD. HAS NOT YET COMMENCED THE TENDER OFFER REFERRED TO IN THIS STATEMENT. UPON THE COMMENCEMENT OF ANY TENDER OFFER, IT WILL FILE A TENDER OFFER STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION. THAT STATEMENT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND SHOULD BE READ BY SECURITY HOLDERS. WHEN THE TENDER OFFER IS COMMENCED, YOU WILL BE ABLE TO OBTAIN AT NO CHARGE (I) THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS WHEN THEY BECOME AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV AND (II) THE OFFER TO PURCHASE AND ALL RELATED DOCUMENTS FROM THE OFFEROR.